UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*
Learning Tree International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
522015 106
(CUSIP Number(s))
Steven R. Berger, Esq. Vedder Price P.C. 1633 Broadway, 31st Floor New York, New York 10019 (212) 407-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 29, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Kevin Ross Gruneich Legacy Trust I.R.S. Identification No.: 44-64004680

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	9,495,332

	8.	Shared Voting Power:	—

	9.	Sole Dispositive Power:	9,495,332

	10.	Shared Dispositive Power:	—

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,495,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 62.4%

14.	Type of Reporting Person (See Instructions):
OO

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donna Gruneich

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	9,638,147

	8.	Shared Voting Power:	36,900

	9.	Sole Dispositive Power:	9,638,147

	10.	Shared Dispositive Power:	36,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,675,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.5%

14.	Type of Reporting Person (See Instructions):
IN

CUSIP No.    522015 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kevin Gruneich

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	36,900

	8.	Shared Voting Power:	9,638,147

	9.	Sole Dispositive Power:	36,900

	10.	Shared Dispositive Power:	9,638,147

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,675,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 63.5%

14.	Type of Reporting Person (See Instructions):
IN

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 13650 Dulles Technology Drive, Suite 400, Herndon, VA 20171.
Item 2.  Identity and Background
This Statement is being filed on behalf of The Kevin Ross Gruneich Legacy Trust (the “Trust”), Donna Gruneich and Kevin Gruneich (each a “Reporting Person” and collectively the “Reporting Persons”)  The principal business or residence address of each Reporting Person is 4890 Enclave Way, Park City, Utah 84098.
Donna Gruneich serves as the sole trustee of the Trust.  In her capacity as trustee, she has the power to direct the voting or disposition of the shares of Common Stock held by the Trust.  Kevin Gruneich is the spouse of Donna Gruneich, and may be deemed to share the power to direct the voting or disposition of the shares held by the Trust with Donna Gruneich.  Kevin Gruneich is an independent financial consultant and investor and Donna Gruneich is retired.  Both Donna and Kevin Gruneich are U.S. citizens.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration
Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of June 29, 2018 among David C. Collins and Mary C. Collins (the “Collins”), certain trusts and entities controlled by the Collins (collectively with the Collins, the “Sellers”), the Trust and the Issuer, the Trust purchased 7,495,332 shares of Common Stock (the “Shares”) from the Sellers for an aggregate cash purchase price of $7,495,332 (the “Transaction”).  The source of funds to acquire the Shares was personal funds, and no funds were borrowed for the purpose of acquiring the Shares.
Item 4.  Purpose of Transaction
The Trust agreed to purchase the Shares based on the Reporting Persons’ belief that the Shares represented an attractive investment opportunity. No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur in connection with any of the actions set forth in the following paragraphs.
Depending upon overall market conditions, other investment opportunities available to the Trust, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Trust may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market, in private transactions, through the conversion of the principal amount outstanding from time to time under the Note as further described in Item 6 below, or otherwise on such terms and at such times as the Trust may deem advisable.
As provided for in the Purchase Agreement, effective upon the closing of the Transaction, Kevin Gruneich was appointed to the board of directors of the Issuer (the “Board”) and will serve as Chairman of the Board.  Mr. Gruneich fills one of the two vacancies on the Board caused by the resignation of David C. Collins and Mary C. Collins in connection with the Transaction.  As a Class III director, Mr. Gruneich’s term will expire at the Issuer’s annual meeting of stockholders to be held in 2019.
Under the terms of the Purchase Agreement, the Trust is entitled to designate one additional individual to serve as director to fill the remaining vacancy on the Board and agreed to use its best efforts to designate such nominee by January 31, 2019.   In addition, the Trust may, at any time following the closing of the Transaction (and will use its best efforts to do so prior to January 31, 2019), request any two non-employee directors serving on the Board to resign and, following resignation, designate two individuals for appointment by the Board to fill the vacancies created thereby.  The appointment of any person designated by the Trust to serve on the Board is subject to such individual meeting the applicable director nominee qualifications under policies of the Board’s Nominating and Corporate Governance Committee in effect as of the closing of the Transaction.

Under the Credit Agreement as defined and further described in Item 6 below pursuant to which the Trust will provide financing in the form of loans to the Issuer, certain conditions restrict the Issuer from effecting certain business combination or acquisition transactions, selling or leasing any substantial part of its assets or capital securities or modifying its or any of its subsidiaries’ organizational documents without the prior written consent of the Trust, as lender, in its sole discretion.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking further representation on the Issuer’s Board; engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment; making, alone or with others, proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or management; potential business combinations or dispositions involving the Issuer or its assets; proposals for improving the Issuer’s financial and/or operational performance, including proposals for the Issuer to voluntarily suspend or terminate its public reporting obligations under the Securities Exchange Act of 1934; purchasing additional shares or selling some or all of their Shares; or changing their intention with respect to any and all matters referred to in Item 4.
Item 5.  Interest in Securities of the Issuer
(a)-(b)
The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.  The percent of class reported as beneficially owned on the cover pages of this Statement is based on 13,224,349 shares of Common Stock outstanding as of May 1, 2018 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 30, 2018 and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Of the 9,495,332 shares reported as beneficially owned by the Trust, 2,000,000 shares represent shares that the Trust has a right to acquire within 60 days of the date of this Statement pursuant to the Note described in Item 6 hereto.
Of the aggregate 9,675,047 shares reported as beneficially owned by each of Donna Gruneich and Kevin Gruneich, (i) 142,815 shares are held in the Kevin Ross Gruneich Revocable Trust, for which Donna Gruneich serves as trustee, (ii) 36,900 shares are held by the Kevin & Donna Gruneich Foundation, for which Kevin Gruneich serves as President, and (iii) 2,000,000 shares represent shares that the Trust has a right to acquire within 60 days of the date of this Statement pursuant to the Note described in Item 6 hereto.
(c)	Except for the acquisition of the Shares as reported herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to a Line of Credit Agreement dated as of June 29, 2018 between the Trust and the Issuer (the “Credit Agreement”), the Issuer may borrow up to an aggregate $5,000,000 from the Trust subject to the terms and conditions of the Credit Agreement.  All borrowings under the Credit Agreement will mature on June 29, 2028, provided that the Issuer may voluntarily prepay any amount prior to the maturity date.  Amounts outstanding under the Credit Agreement will bear interest at a rate equal to 5.0% per annum, with interest payable quarterly, in arrears, subject to increase in the event of default thereunder.  The Issuer may make quarterly borrowings under the Credit Agreement in minimum principal amounts of $250,000 but not exceeding $1,000,000 per quarterly borrowing, except that the Issuer may borrow up to $2,000,000 in connection with the initial closing under the Credit Agreement.  Amounts repaid by the Issuer during the term of the Credit Agreement may not be reborrowed.
The Credit Agreement contains certain affirmative and negative covenants, including that the Issuer may not without the consent of the Trust, as lender, incur additional indebtedness or liens (with specified exceptions); be a party to any merger or consolidation, or acquire all or substantially all of the assets or capital securities of, or partnership or joint venture interests in, any entity; modify its charter, bylaws or other organizational documents; or enter into certain transactions with affiliates, in each case except as otherwise provided or permitted by the Credit Agreement. The Credit Agreement also contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults, and certain bankruptcy or insolvency events.
Amounts borrowed from time to time under the Credit Agreement by the Issuer are evidenced by a convertible promissory note (the “Note”).  The principal amount outstanding from time to time under the Note may be converted, in whole or in part, at any time at the option of the Trust into shares of Common Stock at an initial conversion price of $1.00, subject to downward adjustment pursuant to the terms of the Credit Agreement.  Concurrently with the closing of the Transaction, the Issuer borrowed $2,000,000 pursuant to the Credit Agreement, and accordingly, the Trust has the right to convert such principal amount into 2,000,000 shares at $1.00 per share.
Other than as described herein, including under Item 4 hereof, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.  Material to Be Filed as Exhibits
Exhibit	Description
99.1
Securities Purchase Agreement dated as of June 29, 2018 among The Kevin Ross Gruneich Legacy Trust, Learning Tree International, Inc. (for a limited number of sections), Dr. David C. Collins, Mary C. Collins, DCMA Holdings, L.P., The Adventures in Learning Foundation, the Collins Family Foundation, the Collins Family Trust and the Collins Charitable Remainder Unitrust No. 97-1 (incorporated by reference to Exhibit 10.1 to the Form 8-K of Learning Tree International, Inc. filed with the Securities and Exchange Commission on July 2, 2018).

99.2
Line of Credit Agreement dated as of June 29, 2018 between Learning Tree International, Inc., as borrower, and The Kevin Ross Gruneich Legacy Trust, as lender, including form of promissory note attached as an exhibit thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of Learning Tree International, Inc. filed with the Securities and Exchange Commission on July 2, 2018).

99.3	Joint Filing Agreement dated as of June 29, 2018 among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2018	The Kevin Ross Gruneich Legacy Trust By: /s/Donna Gruneich Donna Gruneich, Trustee
/s/Donna Gruneich Donna Gruneich
/s/Kevin Gruneich Kevin Gruneich